[redacted]

SEC Mail Processing Section

MAR 12 2009

Washington, DC 101

SECUR 09056781 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 3/24

OMB APPROVAL	
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SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg M. Dooling, SVP and Chief Financial Officer 617-422-4991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/31/09

OATH OR AFFIRMATION

I, Gregg M. Dooling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SVP and Chief Financial Officer
Title

Notary Public
TERRENCE J. CULLEN, Notary Public
My Commission Expires March 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 10, 2009

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2008

(Amounts in thousands except per share amounts)

Assets		
Cash and cash equivalents (note 2)	$	41,367
Investments in marketable securities, at fair value (cost, $21,698) (note 2)		15,858
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		44,798
From the Pioneer Family of Mutual Funds		108
Due from affiliates (note 8)		26,881
Other		741
Dealer advances (net of accumulated amortization of $13,855) (note 9)		1,644
Prepaid service fees (net of accumulated amortization of $5,604) (note 9)		641
Deferred tax assets (note 4)		1,914
Other assets		1,251
Total assets	$	135,203
Liabilities and Stockholder's Equity		
Payable to the Pioneer Family of Mutual Funds for fund shares sold	$	44,798
Accrued expenses and accounts payable		6,767
Due to affiliates (note 8)		158
Deferred tax liabilities (note 4)		643
Distribution and service fees due to brokers and dealers		14,216
Total liabilities		66,582
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Paid-in capital (note 6)		243,162
Accumulated deficit		(174,541)
Total stockholder's equity		68,621
Total liabilities and stockholder's equity	$	135,203

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

For the year ended December 31, 2008

(Dollars in thousands)

Related party revenues (note 8):		
Class B share rights revenue	$	3,753
Marketing and promotional services		98,862
Other		3,551
Other revenues and income (loss):		
Distribution revenues		4,647
Commissions:		
Mutual funds		2,090
Variable annuities		633
Net loss on trading securities		(6,604)
Other income		1,537
Total revenues and other income		108,469
Related party expenses (notes 6 and 8):		
Cost of Class B share rights		3,391
Other		17,924
Distribution and administrative expenses:		
Salaries and related benefits		22,105
Sales and marketing		45,045
Share-based compensation (note 7)		(981)
Depreciation and amortization		6,359
Rent and facilities		2,584
Data processing		1,707
Other		5,331
Total distribution and administrative expenses		103,465
Income before provision for income taxes		5,004
Provision for income taxes (note 4)		(4,882)
Net income	$	122

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

For the year ended December 31, 2008

(Dollars in thousands)

	Common stock					
	Number of shares	**Amount**	**Paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**	**Comprehensive income**
December 31, 2007	510	$ —	242,038	(174,663)	67,375	—
Net income	—	—	—	122	122	122
Comprehensive income	—	—	—	—	—	$ 122
Capital contributions (note 7)	—	—	1,124	—	1,124	
December 31, 2008	510	$ —	243,162	(174,541)	68,621	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

For the year ended December 31, 2008

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	122
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		292
Depreciation and amortization		6,359
Net loss on trading activities		6,604
Share-based compensation		(981)
Purchases of trading securities		(4,360)
Proceeds from trading activities		934
Changes in operating assets and liabilities:		
Decrease in receivable from securities brokers and dealers for sales of mutual fund shares		12,887
Decrease in receivable from the Pioneer Family of Mutual Funds		651
Increase in due from affiliates, net		1,221
Increase in other receivables		(22)
Increase in dealer advances, net		(3,926)
Decrease in prepaid service fees, net		(1,535)
Increase in other assets		(541)
Decrease in payable to the Pioneer Family of Mutual Funds for fund shares sold		(12,887)
Decrease in accrued expenses and accounts payable		(1,081)
Decrease in distribution and service fees due to brokers and dealers		(8,118)
Net cash used in operating activities		(4,381)
Net decrease in cash and cash equivalents		(4,381)
Cash and cash equivalents, beginning of year		45,748
Cash and cash equivalents, end of year	$	41,367
Supplemental disclosures:		
Tax benefit realized on share-based compensation applicable to reclassified employees	$	868

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit S.p.A. (UCI).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which include domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 8 and 9). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the

(Amount in thousands, except per share amounts)

distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(c) ***Cash and Cash Equivalents***

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2008 consist of cash of $37,871 segregated in accordance with FINRA regulations, including amounts in the Pioneer Institutional Money Market Fund of $37,797 and investments in 60-day U.S. Treasury bills (maturing on January 2, 2009) of $3,496.

(d) ***Investments in Marketable Securities***

Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. These investments are accounted for at market value and net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

(e) ***Fair Value Measurements***

The Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), effective for financial statements issued for fiscal years beginning after November 15, 2007. In accordance with SFAS 157, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. SFAS 157 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted pricing in active markets for identical instruments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credits risk, etc.)
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

(Amount in thousands, except per share amounts)

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's investments carried a fair value, and their respective classification on the statement of financial condition:

		Cash and cash equivalents	Marketable securities
Investments in Pioneer Funds:			
Valuation inputs:			
Level 1 – quote prices	$	37,797	15,858
Level 2 – other significant observable inputs		—	—
Level 3 – significant unobservable inputs		—	—
		37,797	15,858
Investments in U.S.Treasury bills:			
Valuation inputs:			
Level 1 – quote prices		3,496	—
Level 2 – other significant observable inputs		—	—
Level 3 – significant unobservable inputs		—	—
		3,496	—
Total	$	41,293	15,858

(f) ***Foreign Currency Transactions***

Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and are included in the determination of net income.

(g) ***Valuation of Financial Instruments***

The Company follows the disclosure provisions of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, which requires the Company to report the fair value of financial instruments, as defined. Assets that are carried at fair value include the Company's investments in marketable securities as described in (d) above.

(h) ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(i) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2008, premises and equipment included in other assets amounted to $484, net of accumulated depreciation of $635. Depreciation expense for the 12 months ended December 31, 2008 was $178.

(j) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(k) ***Legal and Other Loss Contingencies***

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

(l) ***Share-Based Compensation***

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and recognize compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are re-measured at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e. expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e. benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense (benefit) recognized in the accompanying statement of operations is reflected as a contribution (reduction) to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 7 for further discussion.

(Continued)

(Amount in thousands, except per share amounts)

(m) Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. The Company has elected to defer the adoption of FIN 48 and will implement FIN 48 for the fiscal year beginning after December 15, 2008. It is the Company's current policy to recognize the effect of income tax positions only if such positions are probable of being sustained. Accordingly, the Company is currently evaluating FIN 48 and its impact, if any, on the Company's financial statements.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-l. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-l, was $32,568 at December 31, 2008, which exceeds required net capital of $250 by $32,318.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

(Amount in thousands, except per share amounts)

Income tax expense (benefit) consisted of the following:

Current:		
Federal	$	2,407
State		2,183
		4,590
Deferred:		
Federal		323
State		(31)
		292
Total tax expense	$	4,882

The provision for income taxes, stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Increases in tax rate resulting from:	
State income tax (net of federal income tax (benefit))	24.34
Change in valuation allowance	34.38
Nondeductible items	3.85
Effective tax rate	97.57%

During 2008, the State of Massachusetts completed its audit for the years 2004 and 2005. PIM USA made payments on the related assessments, which totaled approximately $2,500, of which approximately $1,046 was allocated to the Company. Initial calculations indicate that the assessment for 2006 will be approximately $1,500, of which $500 was allocated to the Company. The actual amount will depend on the timing of the completion of the audit for 2006 due to interest charges. These amounts are reflected in the above rate reconciliation.

For the year ended December 31, 2008, the Company recorded a valuation allowance primarily against the potential tax benefit related to realized and unrealized losses on investments for financial statement purposes. Such losses, when recognized for tax purposes, would generate capital losses under U.S. tax law. Applicable federal or state tax rules limit the recognition of capital losses to the amount of capital gains. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the deferred tax asset. During the year ended December 31, 2008, the Company is not able to project sufficient future taxable income to offset prior and current year net operating losses and therefore has recorded a valuation allowance against the deferred tax asset.

(Continued)

(Amount in thousands, except per share amounts)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise deferred tax assets of approximately $1,271. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Net unrealized losses on marketable securities	$	2,451
Compensation related		462
Other		721
		3,634
Valuation allowance		(1,720)
Total deferred tax assets		1,914
Deferred tax liabilities:		
Dealer advances		(643)
		(643)
Net deferred tax asset	$	1,271

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2008. Management believes that existing net deductible temporary differences that give rise to deferred tax assets will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2% of eligible compensation. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,227 for the year ended December 31, 2008.

(Continued)

(Amount in thousands, except per share amounts)

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for their employees, but certain senior executives of the Company participate in several of PGAM's incentive plans. In 2001, PGAM's board of directors approved the 2001 Long Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three-year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of 2001 LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's board of directors approved a new Medium Term Incentive Plan (MTIP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCI.

Stock option transactions under the 2001 LTIP and MTIP plans are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1, 2008	25,881	€	47.58
Exercised or converted	(24,136)		45.22
Outstanding at December 31, 2008	1,745		49.81
Exercisable at December 31, 2008	1,745	€	49.81

The aggregate intrinsic value of the stock options outstanding as of December 31, 2008 under the 2001 LTIP and MTIP plans is approximately $23. For the year ended December 31, 2008, share-based liability payments made by PIM USA amounted to $2,496 in connection with the Company's participation in these plans. The weighted average remaining life of the stock options outstanding under the 2001 LTIP and MTIP plans is approximately 2 years.

In December 2005, PGAM's board of directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on the basis of an index that reflects, among other things, the UCI stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index and have a three-year vesting (cliff vest) period expiring 10 years from the grant date.

(Amount in thousands, except per share amounts)

Stock option transactions under the 2005 LTIP plan are as follows:

	Shares
Outstanding at January 1, 2008	8,202,516
Forfeited	(983,661)
Outstanding at December 31, 2008	7,218,855
Exercisable at December 31, 2008	2,671,524

The aggregate intrinsic value of the stock options outstanding as of December 31, 2008 under the 2005 LTIP plans is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 2,671,524 exercisable stock options under the 2005 LTIP plan as of December 31, 2008. The weighted average remaining life of the stock options outstanding under the 2005 LTIP plan is approximately 7.8 years.

In October 2008, PGAM's board of directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprises two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCI stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38 month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component provides participants with the right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit for the performance of each participant's self-directed Measurement Fund(s). The Measurement Funds are used for measurement purposes only and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on April 30, 2012.

Stock option and Units of Investment transactions under the 2008 LTIP plan are as follows:

	Shares	Units of Investment	Total
Outstanding at January 1, 2008	—	—	—
Granted	1,548,607	1,032,401	2,581,008
Outstanding at December 31, 2008	1,548,607	1,032,401	2,581,008
Exercisable at December 31, 2008	—		

(Amount in thousands, except per share amounts)

The aggregate intrinsic value of the stock options outstanding as of December 31, 2008 under the 2008 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2008 LTIP plan as of December 31, 2008. The weighted average remaining life of the stock options outstanding under the 2008 LTIP plan is approximately 6.0 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk-free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2001 LTIP	2005 LTIP	2008 LTIP
Expected term of options (years)	3 years	3 years	3 years
Volatility	41.73%	17.31%	17.31%
Risk-free rate (zero coupon curve)	2.95	3.63	3.41
Dividend yield	1.86	1.68	1.68

For the year ended December 31, 2008, the compensation related expense (benefit) associated with the various plans noted above and recorded in the statement of operations amounted to $(981). The net benefit is comprised of compensation expense related to the vesting of options as well as a benefit due to the decrease in total fair value of options outstanding, whether vested or unvested.

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA, principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2008, the underlying transactions were as follows:

Effect of grantee transfer from parent	$	2,105
Share-based compensation awards		(981)
	$	1,124

(8) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year

(Amount in thousands, except per share amounts)

ended December 31, 2008, the Company recognized revenue totaling $3,753 associated with such sales. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2008 totaled $3,391.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2008, amounts allocated to PIM amounted to $98,862 and are included in marketing and promotional services in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2008, the Company was allocated $14,927, as follows:

Salaries and related benefit expenses	$	6,538
Professional services and facilities related expenses		2,807
Other general and administrative expenses		5,582
	$	14,927

Other related party revenue of approximately $3,551 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $2,997 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(9) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class I, Class R and Class Y shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of up to 4.00% of the sales transaction amount on Class B shares and 1.00% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' board of trustees. The distribution fee is

(Continued)

(Amount in thousands, except per share amounts)

0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4.00% on the Class B shares and 1.00% for Class C shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(10) Commitments and Contingencies

The Company, PIM, PIM USA, PGAM, and UCI are subject to claims and lawsuits, which seek damages, including punitive damages, in amounts, which could, if assessed, be significant.

On January 15, 2009, PIM USA was notified that a lawsuit had been filed (dated July 14, 2008) concerning certain investments made by New Mexico with Vanderbilt Financial, LLC, a capital vehicle managed by Vanderbilt Capital Advisors, LLC, a wholly owned subsidiary of Pioneer PIM USA, Inc., and an affiliate of the Company. The state of New Mexico itself has not joined the case, but a former employee who claims the state was defrauded brings the action on behalf of the state. Certain affiliated corporate entities, along with several current or former directors and officers of the affiliated entities, PGAM, and UCI, are named as defendants (Group). Counsel has been retained for this Group of defendants, and it is the Group's intention to defend the lawsuit vigorously. At present time neither the Group nor outside legal counsel, is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss attributable to the proceedings or the impact it may have on the Company's financial results. Accordingly, the Company has not established a reserve specific to this matter at December 31, 2008.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

December 31, 2008

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

(Amounts in thousands)

Computation of net capital:		
Stockholder's equity	$	68,621
Deduct nonallowable assets:		
Receivables		(849)
Due from affiliates		(26,881)
Prepaid service fees and dealer advances		(2,285)
Other assets		(3,165)
Haircuts on securities and outstanding wire trades		(3,449)
Add deferred income taxes, associated with dealer advances		576
Net capital		32,568
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	32,318

Reconciliation with the Company's Computation (Included in Part II A of Form X-17A-5)

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on Part II A of the FOCUS report as of December 31, 2008 (Original Filing). A reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2008) is shown below.

(Continued)

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

December 31, 2008

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

(Amounts in thousands)

Provided below is a summary of the differences between the results of the net capital computation in the Original Filing as compared to the results of the computation from the audited financial statements.

		Original filing	Difference from above
Computation of net capital:			
Stockholder's equity	$	71,282	2,661
Deduct nonallowable assets:			
Receivables		(441)	408
Due from affiliates		(29,194)	(2,313)
Prepaid service fees and dealer advances		(2,285)	—
Other assets		(3,838)	(673)
Haircuts on securities and outstanding wire trades		(3,449)	—
Add deferred income taxes, associated with dealer advances		576	—
Net capital		32,651	83
Computation of basic net capital requirement:			
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250	—
Net capital in excess of requirement	$	32,401	83

See accompanying independent auditor's report.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

December 31, 2008

Computation for Determination of Reserve Requirements for
Broker-Dealers under Rule 15c3-3 of the
Securities Exchange Act of 1934

(Amounts in thousands)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2008.

See accompanying independent auditor's report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 10, 2009

KPMG

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)